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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Equity Investment Corp**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road

(No. and Street)

New Albany	IN	47150
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E Peoples   812 945-9888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co PLLC

(Name – *if individual, state last, first, middle name*)

301 E Elm Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Timothy E Peoples _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corp _____ , as of December 31 _____, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2018

AMERICAN EQUITY INVESTMENT CORPORATION

Financial Statements and Supplementary Information

Year Ended December 31, 2018

Table of Contents

Page

Report of Independent Registered Public Accounting Firm ... 1

Audited Financial Statements:

    Statement of Financial Condition ... 2

    Statement of Changes in Stockholder's Equity ... 3

    Statement of Income ... 4

    Statement of Cash Flows ... 5

    Notes to Financial Statements ... 7

Supplementary Information:

    Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ... 9

    Schedule II – Reconciliation of Audited and Unaudited Net Capital ... 10

Review Report of Independent Registered Public Accounting Firm ... 11

Exemption From 17 C.F.R. 240.15c3-3 Customer Protection----Reserve ... 12

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC 7) ... 13

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of American Equity Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Equity Investment Corporation as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Equity Investment Corporation's management. Our responsibility is to express an opinion on American Equity Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Equity Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of American Equity Investment Corporation's financial statements. The supplemental information is the responsibility of American Equity Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as American Equity Investment Corporation's auditor since 1998.

New Albany, Indiana
February 22, 2019

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	76,804
Commissions receivable		36,560
Prepaid CRD account		880
Total assets	$	114,244

LIABILITES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	28,713
Accrued and withheld payroll taxes		4,467
Total liabilities		33,180
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding		11,000
Retained Earnings		70,064
Total stockholder's equity		81,064
Total liabilities and stockholder's equity	$	114,244

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

| | Common Stock Issued and Outstanding | | Retained | |
	Shares	Amount	Earnings	Total
Balances at December 31, 2017	100	$ 11,000	$ 56,530	$ 67,530
Net Income	-	-	107,734	$ 107,734
Distribution to stockholder	-		(94,200)	$ (94,200)
Balances at December 31, 2018	100	$ 11,000	$ 70,064	$ 81,064

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2018

Revenues	
Commissions	$ 1,157,002
Other income	52,530
Interest	295
Total revenues	1,209,827
Expenses	
Commissions	932,284
Salaries	91,810
Rent	21,885
Dues and subscriptions	16,811
Professional services	9,600
Payroll taxes	7,218
Licensing fees	4,883
Website design	3,368
Miscellaneous	2,766
Office supplies	2,576
Retirement contribution	2,462
Postage	2,353
Utilities	1,841
Telephone expense	1,165
Insurance	1,071
Total expenses	1,102,093
Net income	$ 107,734

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows From Operating Activies

Cash received from customers	$ 1,194,152
Cash paid for services and supplies	(1,088,972)
Interest received	295
Net cash flows from operating activities	105,475

Cash Flows From Financing Activities

Distributions to stockholder	(94,200)
Net cash flows from financing activities	(94,200)
Net change in cash and cash equivalents	11,275
Cash and cash equivalents at the beginning of the year	65,529
Cash and cash equivalents at the end of the year	$ 76,804

See notes to financial statements.

Reconciliation of net income to net cash flows from operating activities

Net income	$	107,734
Adjustments to reconcile net income to net cash		
flows from operating activities:		
Decrease (increase) in assets:		
Commissions receivable		(13,262)
Prepaid CRD account		(310)
Increase (decrease) in liabilities:		
Accounts payable		11,372
Accrued and withheld payroll taxes		(59)
Net cash flows from operating activities	$	105,475

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Company Activities – The Company is a licensed broker/dealer limited to mutual funds, variable insurance products, oil and gas interests, tax shelters or limited partnerships in primary distributions. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a settlement-date basis as securities transactions occur.

The Company adopted the Financial Accounting Standards Board (FASB)'s ASU 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018. This standard addresses revenue recognition for contracts with customers and replaces most existing revenue recognition guidance. In August 2015 the FASB issued ASU 2015-14, which made ASU 2014-09 effective for annual reporting periods beginning after December 15, 2017. The Company considered the guidance in this standard and determined there will be no change in the manner the Company recognizes commissions.

Income Tax Status – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2018 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commission and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $0 for the year ending December 31, 2018.

Date of Management's Review – Management has evaluated events and transactions through the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company maintains a checking account balance to meet this requirement. The balance in the checking account is $36,596. at December 31, 2018, CD account balance is $40,208 at December 31, 2018. Total cash as of December 31, 2018 is $76,804.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At this time such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 – RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $21,885 for 2018. The Company also paid the stockholder commissions of $4,162 for 2018.

NOTE 5 – RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $2,462 for the year ended December 31, 2018.

NOTE 6 – REVENUE FROM CUSTOMERS

The Company receives commission based on the customers activities with securities products. Revenue from contracts with customers consists of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms.

The Company believes that the performance obligation is satisfied on the settle date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue From Contracts with Customers

Brokerage Commissions	
529 Plan	$ 3,309
Fixed Insurance Override	12,783
BDC	13,485
Corporate Bonds	115,964
Mutual Funds	261,947
Fixed Index	324,386
Annuity	425,128
Total Revenue From Contracts with Customers	$1,157,002

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Net capital

Total stockholder equity	$	81,064
12b1 fees		(6,125)
Prepaid CRD account		(880)
Net capital	$	74,059

Aggregate indebtedness

Items included in statement of financial condition
Accounts payable		28,713
Other current liabilties		4,467
Total aggreagate indebtedness	$	33,180

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess net capital	$	69,059
Excess net capital at 1000%	$	68,059
Percentage of aggregate indebtedness to net capital		45%

Reconciliation with company's computation (included in part II of form
X-17A-5 as of December 31, 2018)

Net capital, as reported in company's part II (Unaudited) FOCUS report	$	74,059
Effect of audit adjustments on accounts included in the net capital calculation		-
Net capital per above	$	74,059

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Reconciliation of Audited and Unaudited Net Capital
December 31, 2018

Capital (unaudited) December 31, 2018	$	81,064
Addition of accounts payable		-
Capital (audited) December 31, 2018		81,064
Non-allowable assets:		
Agent receivable		-
Prepaid insurance		-
12b1 fees		(6,125)
Group annuity		-
Prepaid CRD account		(880)
Net capital	$	74,059



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of American Equity Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Equity Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Equity Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) American Equity Investment Corporation stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. American Equity Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Equity Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 22, 2019

AMERICAN EQUITY INVESTMENT CORPORATION
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION----RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

To the best knowledge and belief of American Equity Investment Corp, the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2018.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(1). The company is a non-clearing broker dealer and does not hold customer securities or funds. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Timothy E Peoples
President

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
American Equity Investment Corporation
New Albany, Indiana

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by American Equity Investment Corporation and the SIPC, solely to assist you and SIPC in evaluating American Equity Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. American Equity Investment Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) There was no overpayment applied to the current assessment from the Form SIPC-7 on which it was originally computed, thus no comparison deemed necessary.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Equity Investment Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Equity Investment Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 22, 2019